Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving the Company and ACS will be submitted to the respective stockholders of the Company and ACS for their consideration. In connection with the proposed merger, the Company will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and ACS that also constitutes a prospectus of the Company. The Company will mail the joint proxy statement/prospectus to its stockholders. The Company and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from the Company and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’ 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Xerox to Acquire
Affiliated Computer Services
September 28, 2009
Ursula Burns
Chief Executive Officer, Xerox
Larry Zimmerman
Vice Chairman & CFO, Xerox
Lynn Blodgett
President and Chief Executive Officer, ACS

This presentation contains forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The
words “anticipate,”
“believe,”
“estimate,”
“expect,”
“intend,”
“will,”
“should”
and similar expressions, as they relate to us, are
intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers;  the risk that unexpected costs will be incurred;
the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors”
section, the “Legal Proceedings”
section, the “Management’s
Discussion and Analysis of Financial Condition and Results of Operations”
section
and other sections of Xerox’s Quarterly
Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, Xerox’s 2008 Annual Report on Form 10-K
and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission.  Neither Xerox nor ACS
assume any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
Forward-Looking Statements

Xerox to Acquire ACS
• Compelling financial combination
with strong strategic opportunities
for growth by leveraging:
–
Xerox’s industry-leading
document management, brand
strength, global account
management and R&D
investments.
–
ACS’s industry-leading BPO
capabilities, process automation
competencies and services talent
management.
• Significant expense and revenue
synergies
Creates a new class of
solutions provider with
leading technology and
expertise in document
and business process
management.

Transaction Overview
Key Transaction Terms
•
Xerox acquires 100% of ACS Class A and Class B common
stock
•
Consideration of approximately 70% stock and 30% cash
•
ACS shareholders will receive 4.935 Xerox shares and $18.60 in cash for each Class A and Class B share
•
Transaction includes refinancing of $2B of ACS debt
•
Issuing $300M of convertible preferred stock to ACS Class B
shareholder
Approvals and Timing
•
Regulatory and shareholder approval
•
Closing expected in 1Q ‘10

Evolving market demand…
Xerox + ACS:  A New Class of Solutions Provider
• The lines between business
process and document
management are blurring
• Customers need service providers
with global capabilities offering a
full range of solutions
• Enterprises will continue to reduce
costs through outsourcing
…requires a new solutions provider
• World leader in document and
business process management
• Global delivery network
• Best-in-class document
technologies and services
• Leadership centered around the
information needs of the business
process
• Compelling customer value
through innovative, differentiated
offerings

ACS Today
ACS is the largest worldwide diversified business
process outsourcing company
•
Diversified portfolio of BPO services
•
Vertical focus on education, transportation,
communication, healthcare, federal/ state/ local
government, financial services, manufacturing,
consumer goods and retail
Strong revenue growth and margin performance
through the recession
•
Record business signings, revenue and earnings
in fiscal 2009
Recurring revenue under long-term contracts
Highly-regarded management team
Leverageable technology platforms
Consistent cash flow generation
Culture of flexibility, responsiveness, reliability and
integrity
Free cash flow
1
generation ($M)
Revenue and operating margin
1
($B)
¹ See slide 17 for explanation of non-GAAP measures
Note:  ACS has a June 30
th
fiscal year-end
$5.4
$5.8
$6.2
$6.5
10.6%
10.5% 10.5%
10.9%
2006 2007 2008 2009
Revenue
Operating
margin
$518 $514
$378
$208
8.4%
7.9%
3.9%
6.6%
2006 2007 2008 2009
FCF
% revenue

The combination of Xerox and ACS yields a strong
financial model
Note: Combined Company on a pro forma basis, LTM – Last Twelve Months
¹ See slide 17 for explanation of non-GAAP measures
World leader in document and business process
management
Total Revenue
Annuity Revenue
Services Revenue
Operating Margin
Adjusted EPS CAGR
1
Free Cash Flow
1
$22B LTM
~80% total revenue
Accelerated expansion
$10B LTM
Double digit growth
$2B LTM, 8+% of revenue

Complementary Businesses
Xerox LTM 6/30 revenue ACS FY2009 revenue
U.S.
$14.6B
65%
Europe
$5.6B
25%
Combined
Geographic
Segments
Products/
Services
Segments
BPO
$5.1B
79%
ITO
$1.4B
21%
U.S.
$6.0B
92%
Other
$0.5B
8%
BPO
$6B
27%
Post Sale excl
Services
$8.8B
39%
Equipment
Sales
$4.0B
18%
1
Post Sale
$12.0B
75%
Equipment
Sales
$4.0B
25%
U.S.
$8.6B
53%
Other
$2.1B
14%
Europe
$5.3B
33%
Significant scale
$22B revenue
Nearly 50% services
Significant
international expansion
opportunities
Significant
cross-selling opportunities
~20% customer overlap
Other
$2.3B
10%
ITO
$1.4B, 6%
MPS
$2.3B
10%
Note:  MPS is Managed Print Services

9
Material Synergies
Expense Synergies
• Overlapping public company costs
• Cross-deploy Xerox technology and
ACS’s process expertise to increase
automation and efficiency
Revenue Synergies
• Penetrate Xerox global accounts with
ACS’s BPO solutions
• Penetrate ACS ITO accounts with
Managed Print Services offering
• Use Xerox technology to create new
automated and differentiated BPO
services
• Year 1 pre-tax cost synergies > $95M
• $300M to $400M in annualized pre-tax
cost synergies in three years
• Synergy assumption includes
cumulative $50M to $75M of
restructuring costs over three years
• Additional cash benefits
– $250M+ over 3 years
• Upside revenue synergy potential
significantly higher than cost
synergies
Tangible and Achievable Synergies

A Compelling Financial Profile
• Enhanced profitability and growth profile
• Recurring, annuity business model
• Accelerated margin expansion
• Strong and consistent revenue and cash flow
Attractive
Financial
Model
Opportunity
for Value
Creation
Strong
Balance
Sheet
• Significant synergy potential arising from new revenue
opportunities and operating efficiencies
• Enhancing revenue growth, operating margins, free cash flow and adjusted earnings in Year 1
• Committed to maintaining investment grade rating
–
Significant liquidity profile pro forma
–
Approximately $1.0 billion to be financed through combined
company cash and existing revolving credit agreement
–
Approximately $3.0 billion to be financed in capital markets

A Powerful Value Proposition
• Transformational transaction that creates a new class of solutions provider
• Leverages the strengths of two best-in-class companies to create a global, diversified leader in providing document management and services
• Enhances Xerox’s strategic posture and positions the company for long-term growth, accelerated margin expansion and earnings
appreciation
• Strong combined management team with commitment to equity
appreciation to drive shareholder value

Supplemental Slides

Xerox Today
Generating strong and consistent cash flow
through a challenging environment
Investing in growth and winning in the
marketplace
Maintaining operating margins in tough
environment through disciplined cost
management
Delivering and maintaining strong balance
sheet
Free cash flow
1
generation ($B)
Revenue and operating margin
1
($B) Delivering on commitments
¹ See slide 17 for explanation of non-GAAP measures
$15.7
$15.9
$17.2
$17.6
$16.0
9.6%
10.0%
8.4%
7.4%
9.0%
2005 2006 2007 2008 LTM
Revenue Operating margin
$1.2
$1.3
$1.5
$1.2
$1.3
8.3%
8.8%
6.9%
8.7%
7.5%
2005 2006 2007 2008 2009E
FCF % revenue

• Electronic toll collection
• Fare payment & collection
• Commercial carrier solutions
• Port management solutions
• Automated motor carrier tax &
regulatory processing
• Public safety photo
enforcement
• Traffic & parking management
• DMV customer care
• Data center outsourcing
• Network management services
• Desktop management & help desk
• Remote Infrastructure Management
ACS Diverse Service Offerings
Commercial Solutions (~60% Revenue) Government Solutions (~40% Revenue)
Information Technology Outsourcing
State & Local
Government Healthcare
Transportation Solutions
Commercial Services
Transactional BPO Commercial ITO Government Solutions 21%
20%
19%
Federal Solutions
Transportation Solutions 28% 12%
% Total 2009 Revenues by reportable segment
• Child support payment
processing services
• IT services
• Eligibility determination &
case management
• Electronic benefit transfer
services
• Government records
management services
• Unclaimed property services
• Public safety and justice
systems
• Tax and revenue systems
• Medicaid administrative & fiscal
agent solutions
• Pharmacy benefits management
services
• Children’s health administration
• Electronic health records
• Student loan servicing
• Healthcare claims processing
• Electronic payment cards
• Administrative services
• Customer care
• HR consulting: retirement, health &
welfare, strategy, compensation,
talent management
• HR outsourcing: employee service
center, employee data management,
payroll
• Total Benefit Outsourcing: record
keeping, self-service portal, customer
care
• Learning: technology services,
content development, administration
• Commercial Education: student loan
servicing, student financial aid,
enrollment management
• Financial Services: processing
services to auto financing & leasing
companies
• A/P, AR, general accounting, close
process, procurement, treasury &
cash management, expense
reimbursement
Human Capital Management Services
Commercial Ed & Financial Svcs
Finance & Accounting
• Wireless customer care: customer
acquisitions, device support, loyalty
plans & collections
• Retail: supply chain efficiency,
inventory management, data
collection
• Claim processing, billing, payment,
reconciliation
• Customer care, web-based self service
• Cost recovery, audit, cost avoidance
• Consulting solutions
• Revenue cycle management
• Analytical care management & workflow
solutions
• Travel: back office processing,
customer care, on-line check-in
support
• Transportation & Logistics:
administration, customer care,
marketing, consulting, advertising
• Mortgage: imaging, processing,
administration
• Financial: credit card applications &
customer care, lease administration
Communications & Consumer Goods
Healthcare Provider
Travel, Transportation & Logistics
Healthcare Payer  & Insurance
Mortgage & Financial Services

A Powerful Combination
Market
Go To
Market
Acquisitions
Xerox ACS Combined
$132B Document Technology Market
• Leader: Hardware Revenue and
MPS
$150B BPO Market and $250B ITO
Market
• BPO Leader, ITO significant
competence
$500B+ Addressable Market
• Leader in key segments
• Enhanced capabilities
50% of Revenues generated from
customers outside U.S.
Xerox brand in top percentile
globally
Over 7,500 direct sales professionals
8% of Revenues from international
clients
43% of employees internationally
based
Significant global presence
• Respected brand, sales
coverage and expert delivery
Technology
Innovation
Significant R&D resources, $1.5B
combined with Fuji Xerox and
technology innovation heritage
Significant acquired proprietary
technology
Leverage Xerox IP to enable BPO
efficiencies and create new value
Business
Model
$16B LTM Revenue
$3.2B Services Revenue: majority MPS
70%+ Recurring Revenue
Solid expense reduction
Strong and consistent free cash flow
$6.5B Services Revenue
Recurring Revenue: resilient to
economy
Solid top-line growth: 17% CAGR from
‘98
10%+ Operating Margin
Consistent cash flow
$10B Services Revenue: >50% BPO
Stable recurring revenue
Accelerated growth opportunities
Improved operating margin
Strong annuity-driven cash flow
Significant incremental opportunity
Core competency:  90-plus  since 1988
Disciplined: 10%+ Operating Margin
Services expansion by verticals
Disciplined approach centered on low
integration risk
Focused on distribution and BPO
verticals
Continued disciplined approach
Expanding BPO capabilities and
distribution

Non-GAAP Measures

Non-GAAP Financial Measures
“Adjusted EPS”:
we believe it will be necessary to adjust diluted earnings per share to exclude the effects of the following items: (1) the amortization of purchased intangible assets; (2) restructuring and asset impairment charges; and (3) acquisition related costs.  Management believes that excluding the effects of these items will enable investors to better understand and analyze the impact of this transaction as well as results for a particular period as compared to prior periods.  Management also expects to use this non-GAAP financial measure in its own evaluation of Xerox's performance, particularly when comparing performance to prior periods.
“Free Cash Flow” “Adjusted Free Cash Flow": To better understand the trends in our business, we believe that it is helpful to adjust cash flows from operations to exclude amounts for capital expenditures including internal use software and certain additions to intangible assets.  Management believes this measure provides investors an additional perspective on cash flows from operations in excess of amounts required for reinvestments.  Free Cash Flow provides a measure of our ability to fund acquisitions, repay debt, pay dividends and repurchase shares.  Additionally, we believe that it is helpful to adjust Free Cash Flow to exclude the net payments made for the securities-related litigation matter.  Management believes that excluding the effects of these payments helps investors better understand and analyze the current periods’ results given the nature and size of the payments and their relation to prior period events. A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on slides 18, 19 and 20.
“Adjusted Operating Margin”:
Operating Margins to exclude restructuring and asset impairment charges, other expenses and a 2008 equipment write off.  For
ACS, we excluded the 2006 gain recognized on the sale of a business and the 2007 software impairment charge. Management believes that excluding the effects of these items helps investors better understand and analyze the results and provides a better measure of comparability given the discrete nature of these items to their respective periods. A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on slides 21 and 22.
Management believes that these non-GAAP financial measures provide an additional means of analyzing the current periods’
results against the corresponding prior periods’ results. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, Xerox’s reported results prepared in accordance with GAAP.
To better understand the trends in our business and the impact of this transaction post-acquisition,
To better understand the trends in Xerox’s business, we believe that it is helpful to adjust

Pro Forma Adjusted Free Cash Flow Reconciliation
Free Cash Flow and Adjusted Free Cash Flow
Xerox ACS
Pro-Forma
Combined
(in millions)
Operating Cash Flow 1,076 $                       877 $                          1,953 $
Capital expenditures (155) (320) (475)
Internal use software (125) - (125)
Additions to other intangible assets - (43) (43)
Free Cash Flow 796 $                          514 $                          1,310 $
Payments for securities litigation, net 643 - 643
Adjusted Free Cash Flow
1,439 $                       514 $                          1,953 $
Year Ended June 30, 2009

Xerox Adjusted Free Cash Flow Reconciliation
Xerox Adjusted Free Cash Flow
2005 2006 2007 2008
(in millions)
Operating Cash Flow - As Reported 1,420 $              1,617 $              1,871 $              939 $
Payments for securities litigation, net - - - 615
Operating Cash Flow - As Adjusted 1,420 1,617 1,871 1,554
Capital expenditures (181) (215) (236) (206)
Internal use software (56) (79) (123) (129)
Adjusted Free Cash Flow
1,183 $              1,323 $              1,512 $              1,219 $
Total Revenues 15,701 $            15,895 $            17,228 $            17,608 $
Operating Cash Flow % of Revenue 9.0% 10.2% 10.9% 5.3%
Adjusted Free Cash Flow % of Revenue 7.5% 8.3% 8.8% 6.9%
Year Ended December 31,

ACS Adjusted Free Cash Flow Reconciliation
ACS Free Cash Flow
2006 2007 2008 2009
(in millions)
Operating Cash Flow 639 $               738 $               827 $               877 $
Capital expenditures (395) (317) (268) (320)
Additions to other intangible assets (36) (43) (41) (43)
Free Cash Flow
208 $               378 $               518 $               514 $
Total Revenues 5,354 $           5,772 $           6,161 $           6,523 $
Operating Cash Flow % of Revenue 11.9% 12.8% 13.4% 13.4%
Free Cash Flow % of Revenue 3.9% 6.6% 8.4% 7.9%
Year Ended June 30,

Xerox Adjusted Operating Margin Reconciliation
Year Ended
Xerox Adjusted Operating Margin
2005 2006 2007 2008 June 30, 2009
(in millions)
Income before Income Taxes and
Equity Income (Pre-Tax Income) 830 $                  808 $                  1,438 $              (114) $                 416 $
Restructuring and asset impairment charges 366 385 (6) 429 360
Other expenses, net 224 336 295 1,122 371
Equipment write-off - - - 39 39
Pre-Tax Income - As Adjusted
1,420 $              1,529 $              1,727 $              1,476 $              1,186 $
Total Revenues 15,701 $            15,895 $            17,228 $            17,608 $            16,025 $
Pre-Tax Income Margin - As Reported 5.3% 5.1% 8.3% (0.6%) 2.6%
Pre-Tax Income Margin - As Adjusted 9.0% 9.6% 10.0% 8.4% 7.4%
Year Ended December 31,

ACS Adjusted Operating Margin Reconciliation
ACS Adjusted Operating Margin
2006 2007
(in millions)
Operating Income - As Reported 617 $               537 $
Gain on sale of business (33) -
Software impairment charge - 76
Operating Income - As Adjusted
584 $               613 $
Total Revenues 5,354 $           5,772 $
Operating Margin - As Reported 11.5% 9.3%
Operating Margin - As Adjusted 10.9% 10.6%
Year Ended June 30,

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration.  In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form
S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox.  Xerox will mail the joint proxy statement/prospectus to its stockholders.  Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge,
at the SEC’s
Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations”
and then under the heading “SEC Filings”.  You may also obtain these documents, without
Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.
Rule 425 Statement
charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations”
and then under the heading “SEC Filings”.

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